FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

 (  )	Check this box if no longer						OMB APPROVAL
	subject to Section 16.  Form 4					OMB Number:		3235-0287
	or Form 5 obligations may continue.				Estimated average burden of
	See Instruction 1(b).								Hours per response: 0.5


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.	Name and Address of Reporting Person:
	George Putnam III
	New Generation Investments, 225 Friend Street, Boston, MA
	C/O Putnam, LLC
	One Post Office Square
	Boston, Massachusetts  02109

2.	Issuer Name and Ticker or Trading Symbol:
		Putnam Convertible Opportunities and Income Trust [PCV]

3.	I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary):

4.	Statement for Month/Year:		May 2002

5.	If Amendment, Date of Original (Month/Year):	November 2001

6.	Relationship of Reporting Person to Issuer (Check all applicable):
( x )Director								(	)	10% Owner
(   )Officer (give officer title below)	( 	)	Other (specify below)


7.	Individual or Joint/Group Filing (Check applicable line):
( x )	Form filed by					(	)	Form filed by more than
One Reporting Person					One	Reporting Person





Page 1 of 3 Pages


Table I:
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3):
Putnam Convertible Opportunities and Income Trust (closed-end fund)

2.	Transaction Date:		5/24/2002

3.	Transaction Code (Instr. 8):		Code:	S

4.	Securities Acquired or Disposed of (Instr. 3, 4 and 5):
		Amount:		10,000
		Acquired:	(D)
		Price:		16.23

5.	Amount of Securities Beneficially Owned At End of Month
(Instr. 3 and 4):		500

6.	Ownership Form:  Direct or Indirect (Instr. 4):	Indirect

7.	Nature of Indirect Beneficial Ownership (Instr. 4):
By Trust Registration








(Page 2 of 3 Pages)



Table II:
Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

N/A

1.	Title of Derivative Security (Instr. 3):

2.	Conversion or Exercise Price of Derivative Security:

3.	Transaction Date:		Month/Day/Year:

4.	Transaction Code (Instr. 8):	Code: V:

5.	Number of Derivative Securities Acquired (A) or Disposed of (D)
(Instr. 3, 4 and 5):	(A) or (D):

6.	Date Exercisable and Expiration Date (Month/Day/Year):
		Date Exercisable:			Expiration Date:

7.	Title and Amount of Underlying Securities (Instr. 3 and 4):
		Title:					Amount or Number of Shares:

8.	Price of Derivative Security (Instr. 5):

9.	Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4):

10.	Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
(Instr. 4):

11.	Nature of Indirect Beneficial Ownership (Instr. 4): Explanation of
Responses:


CONFIRMING STATEMENT

Putnam Investment Management, LLC and Putnam, LLC, the Issuer's Investment Adviser and Indirect Parent Company, respectively, is filing this Form 4 with the Commission in electronic format on behalf of the reporting person, noted above.


PUTNAM, LLC

/s/ Laura C. Rose, Assistant Vice President
	- - - - - - - - - - - - - - - - - - - -

Date:	June 7, 2002


(Page 3 of 3 Pages)